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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

              CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR
                         INVESTMENTS IN THE CUSTODY OF
                        MANAGEMENT INVESTMENT COMPANIES

                   PURSUANT TO RULE 17F-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:               Date examination completed:

           811-06580                                          4/30/02
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2. State Identification Number:

    -----------------------------------------------------------------------------------------------
    AL                   AK             AZ             AR                   CA              CO
    -----------------------------------------------------------------------------------------------
    CT                   DE             DC             FL                   GA              HI
    -----------------------------------------------------------------------------------------------
    ID                   IL             IN             IA                   KS              KY
    -----------------------------------------------------------------------------------------------
    LA                   ME             MD             MA                   MI              MN
    -----------------------------------------------------------------------------------------------
    MS                   MO             MT             NE                   NV              NH
    -----------------------------------------------------------------------------------------------
    NJ                   NM             NY             NC                   ND              OH
    -----------------------------------------------------------------------------------------------
    OK                   OR             PA             RI                   SC              SD
    -----------------------------------------------------------------------------------------------
    TN                   TX             UT             VT                   VA              WA
    -----------------------------------------------------------------------------------------------
    WV                   WI             WY             PUERTO RICO
    -----------------------------------------------------------------------------------------------
    Other (specify):
    -----------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

   SouthTrust Funds
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4. Address of principal executive office (number, street, city, state, zip code):

   Federated Investors Tower, Pittsburgh, PA 15222-3779
--------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Trustees of the SouthTrust Funds:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that SOUTHTRUST FUNDS (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2002. The SouthTrust funds include the Bond Fund, U.S. Treasury Money Market Fund, Value Fund, Income Fund, Growth Fund, and Alabama Municipal Income Fund. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2002, and with respect to agreement of security purchases and sales, for the period from February 28, 2002 (the date of our last examination), through April 30, 2002.

         - Confirmation of all securities held by institutions in book entry form (the Federal Reserve, the Depository Trust Company, and Mellon Bank of New York);

         - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

         - Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, the Custodian;

         - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with SouthTrust Bank records; and

         - Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the SouthTrust Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2002, with respect to securities reflected in the investment account of the SouthTrust Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the SouthTrust Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                             /s/ Arthur Andersen

Birmingham, Alabama
June 12, 2002

             MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of the SouthTrust Funds (the "Funds"), the investment company, and SouthTrust Bank, the custodian, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2002 and from February 28, 2002 (last examination date) through April 30, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2002 and from February 28, 2002 (last examination date) through April 30, 2002, with respect to securities reflected in the investment account of the Funds.


SouthTrust Funds                             SouthTrust Bank



By: /s/ Beth Broderick                       By: /s/ Roger L. Brown
    --------------------------                   ------------------------------
    Beth Broderick                               Roger L. Brown
    Vice President & Treasurer                   Senior Vice President



Birmingham, Alabama
June 12, 2002